SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-17932

INTERLAND 401(k) SAVINGS PLAN

INTERLAND, INC.

303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303
(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

Interland 401(k) Savings Plan

Financial Statements, Supplemental Schedule and Report of Independent Registered Public Accounting Firm

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Interland 401(k) Savings Plan
December 31, 2004 and 2003
Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits As of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2004	3

Notes to Financial Statements	4-9

Supplemental Schedule

Form 5500 – Schedule H – Line 4i Schedule of Assets Held for Investment Purposes (at End of Year)	10
EX-23.1 CONSENT OF GRANT THORNTON LLP

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Interland 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Interland 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
May 31, 2005

Interland 401(k) Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003

	2004	2003
ASSETS

Investments (Note C)	$23,212,445	$25,145,551
Receivables:
Participant contributions	35,829	46,351
Employer contributions	61,507	99,601

	97,336	145,952

NET ASSETS AVAILABLE FOR BENEFITS	$23,309,781	$25,291,503

The accompanying notes are an integral part of these financial statements

Interland 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year ended December 31, 2004

2004
ADDITIONS

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments (Note C)	$1,355,094
Dividend income	468,851
Interest income	58,277

1,882,222

Contributions:
Participants	1,333,510
Employer	613,962
Rollover	44,225

1,991,697

Total additions	3,873,919

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	5,831,841
Administrative expenses	23,800

Total deductions	5,855,641

Net decrease	(1,981,722)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	25,291,503

END OF YEAR	$23,309,781

The accompanying notes are an integral part of this financial statement.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN

The following description of the Interland 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution plan covering substantially all employees of Interland, Inc. (the “Company” or “Plan Sponsor”), except leased employees, independent contractors, nonresident aliens, or those whose compensation and condition of employment are established by a collective bargaining agreement. Covered employees become eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Plan Administration

The Plan Sponsor has appointed the Company’s Benefits Department as the Plan Administrator and Fidelity Management Trust Company (“FMTC”) as the Plan Trustee. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), an affiliate of FMTC, provides recordkeeping and other administrative services to the Plan.

3.	Contributions

Each year, participants may contribute from 1% up to 75% of their pretax annual compensation as defined by the Plan. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions.

Effective January 1, 2004, the Company amended the Plan to be a “safe-harbor” plan. The Plan provides that the Company match is non-discretionary and is equal to 100% of the first 4% of compensation that participants contribute each pay period to the Plan. During 2004, the Company made discretionary “true-up” matching contributions to ensure that participants’ total matching amounts during 2004 equaled 100% of the participants’ contribution up to 4% of their contributions. The Company may make additional safe-harbor matching contributions (i.e. contributions in excess of 4%), provided that such contributions satisfy certain additional safe-harbor requirements.

The Company may also make a discretionary profit-sharing contribution to participants employed on the last day of the plan year. Participants receive an allocation of the profit-sharing contribution based on a uniform percentage of their compensation or another uniform amount as defined by the Plan. The Company made no profit sharing contributions for 2004.

Contributions are subject to certain regulatory limitations.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN – Continued

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

5.	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants are 100% vested in matching contributions. Vesting in profit sharing contributions is based on years of credited service. With respect to any profit sharing contributions, a participant is 25% vested after two years, 50% vested after three years, 75% after four years and 100% vested after five years of credited service.

6.	Investment Options

Participants may direct their contributions and any related earnings into a number of available investment options that vary in degree of risk and investment objective. Participants may change their investment options daily. The Plan Administrator or FMTC may change the investment options available to participants at any time. The following investment options were available as of December 31, 2003: Fidelity Retirement Money Market Portfolio, Alger MidCap Growth Institutional Fund, Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio, the American Funds EuroPacific Growth Fund, INVESCO Total Return Fund, Fidelity Magellan Fund, Fidelity Equity Income Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Spartan U.S. Equity Index Fund, and Interland, Inc. Stock Fund. The Interland, Inc. Stock Fund consists of the Company’s common stock and a short-term interest bearing cash account necessary to maintain liquidity.

During 2004, the Plan Administrator made the following investment option changes:

•	Effective June 1, 2004, new investment options available to participants: Fidelity Managed Income Portfolio, PIMCO Total Return Fund Administrative Class, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom 2040 Fund.

•	Effective July 1, 2004, replacement of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio, the American Funds EuroPacific Growth Fund, and the INVESCO Total Return Fund (the “replaced funds”) with the PIMCO Total Return Fund Administrative Class, the Fidelity Diversified International Fund, and the Fidelity Freedom Funds (the “new funds”), respectively. FMTC transferred participant balances remaining in the replaced funds to the new funds on June 30, 2004.

•	Effective July 1, 2004, a freeze of the Interland, Inc. Stock Fund investment option so that participants can no longer allocate contributions to purchase the Company’s common stock. There is no requirement for participants to liquidate any shares of the Company’s common stock purchased prior to the freeze.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN – Continued

7.	Benefit Payments

Upon termination of service due to death, disability, retirement, or other reasons, a participant or beneficiary will receive an amount equal to the value of the vested interest in the participant’s account. Participants may request in-service withdrawals if they are at least age 59 1/2 or have an immediate financial hardship. Participants may also elect to withdraw all or any part of their rollover account (including earnings). Participants receive payment in the form of a lump-sum distribution.

8.	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6-60 months. The participant’s account balance collateralizes the loans, which bear interest at a rate based on the prime rate on the loan approval date. Interest rate was 6% for loans outstanding at December 31, 2004. Principal and interest payments occur ratably through regular payroll deductions.

9.	Forfeitures and Administrative Expenses

2004
Forfeited nonvested accounts as of January 1, 2004	$134,542
Participant forfeitures during 2004	116,744
Investment earnings	2,656
Forfeitures used to pay administrative expenses during 2004	(17,085)
Excess contributions (Note G)	37,885
Forfeitures used to reduce employer contributions during 2004	(181,112)

Forfeited nonvested accounts (available to pay future expenses and reduce future employer contributions) as of December 31, 2004	$93,630

The Company pays for certain administrative expenses of the Plan including professional fees.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

2.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued by quoted market prices at the net asset value of shares held in trust for the Plan. Shares of common stock are valued by quoted market prices from a national exchange. Participant loans and money market funds are valued at cost, which approximates fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could have materially affected participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4.	Benefit Payments

Benefit payments are recorded when paid.

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE C – INVESTMENTS

The following presents the fair value of investments. A more detailed presentation of the investments appears in the supplemental schedule of assets held for investment purposes (at end of year). Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2004	2003
Money market fund
Fidelity Retirement Money Market Portfolio	$1,918,821	$2,483,082

Mutual funds
Morgan Stanley Institutional Fund Trust Core Plus Fixed Income Portfolio	—	1,475,041
Alger MidCap Growth Institutional Fund	1,223,173	1,043,517
American Funds EuroPacific Growth Fund	—	1,844,776
Fidelity Magellan Fund	5,121,863	6,133,385
Fidelity Equity Income Fund	2,985,091	3,102,614
Fidelity Blue Chip Growth Fund	3,140,674	3,693,918
Spartan U.S. Equity Index Fund	2,372,792	2,414,315
Fidelity Low-Priced Stock Fund	1,271,019	895,629
PIMCO Total Return Fund Administrative Class	1,241,334	—
Fidelity Diversified International Fund	2,084,747	—
Individually less than 5% of net assets	1,513,202	1,385,488

	20,953,895	21,988,683

Common/collective trust
Individually less than 5% of net assets	31,028	—

Employer common stock fund
Individually less than 5% of net assets	129,873	370,220

Participant loans
Individually less than 5% of net assets	178,828	303,566

	$23,212,445	$25,145,551

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2004
Mutual funds	1,509,235
Employer common stock fund	(154,141)

$1,355,094

Interland 401(k) Savings Plan
Notes to Financial Statements
As of December 31, 2004 and 2003

NOTE D – RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds, common/collective trusts and money market funds managed by an affiliate of FMTC as well as shares of the Company’s common stock. FMTC is the Plan Trustee and the Company is the Plan Sponsor and, therefore, transactions in these investments qualify as party-in-interest transactions.

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has informed the Company by a determination letter dated May 5, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan Sponsor has amended the Plan since the date of the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G – EXCESS CONTRIBUTIONS

During 2004, the Plan returned contributions made during 2001 and 2002, plus related earnings, in order to satisfy certain IRS limits. The Plan Administrator has corrected the resulting operational failures through the Employee Plans Compliance Resolution System sponsored by the IRS. The Plan’s forfeitures account received $37,885 of excess employer contributions, including related earnings.

Interland 401(k) Savings Plan

EIN 41-1404301/PN 001
Schedule of Assets Held for Investment Purposes (at End of Year)
Form 5500 – Schedule H – Line 4i
December 31, 2004

(a)	(b)	(c)	(e)
*	Fidelity Retirement Money Market Portfolio	1,918,821 shares of money market fund	$1,918,821
	Alger MidCap Growth Institutional Fund	72,505 shares of mutual fund	1,223,173
*	Fidelity Magellan Fund	49,348 shares of mutual fund	5,121,863
*	Fidelity Equity Income Fund	56,557 shares of mutual fund	2,985,091
*	Fidelity Blue Chip Growth Fund	75,298 shares of mutual fund	3,140,674
*	Fidelity Low-Priced Stock Fund	31,578 shares of mutual fund	1,271,019
*	Fidelity Dividend Growth Fund	28,450 shares of mutual fund	810,535
*	Spartan U.S. Equity Index Fund	55,361 shares of mutual fund	2,372,792
	PIMCO Total Return Fund Administrative Class	116,338 shares of mutual fund	1,241,334
*	Fidelity Managed Income Portfolio	31,028 shares of common/collection trust	31,028
*	Fidelity Diversified International Fund	72,791 shares of mutual fund	2,084,747
*	Fidelity Freedom Income Fund	1,683 shares of mutual fund	18,972
*	Fidelity Freedom 2005	22 shares of mutual fund	233
*	Fidelity Freedom 2010	1,334 shares of mutual fund	18,170
*	Fidelity Freedom 2015	2,317 shares of mutual fund	25,605
*	Fidelity Freedom 2020	3,503 shares of mutual fund	48,902
*	Fidelity Freedom 2025	7,997 shares of mutual fund	90,201
*	Fidelity Freedom 2030	6,733 shares of mutual fund	94,796
*	Fidelity Freedom 2035	18,719 shares of mutual fund	214,149
*	Fidelity Freedom 2040	23,173 shares of mutual fund	191,639
*	Interland, Inc. Stock Fund	38,762 shares of employer common stock	129,873
*	Participant Loans	Interest rates: 6%	178,828

			$23,212,445

*	Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Interland 401(k) Savings Plan Committee duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLAND 401(k) SAVINGS PLAN
DATE: June 17, 2005
/s/ Allen L. Shulman

Allen L. Shulman President and Chief Operating Officer
Interland, Inc. Plan Administrator of Interland 401(k) Savings Plan